Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-135732) and related Prospectus of Regions Financial Corporation for the registration of approximately 305,303,393 shares of its common stock and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements of AmSouth Bancorporation and subsidiaries, AmSouth Bancorporation and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AmSouth Bancorporation and subsidiaries, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Birmingham, Alabama
August 16, 2006